Filed by Pacific Ethanol, Inc.

Pursuant to Rule 425 under

the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6 under

the Securities Exchange Act of 1934

Subject Company: Aventine Renewable Energy Holdings, Inc.

(Commission File No. 001-32922)

This filing relates to a proposed business combination involving Pacific Ethanol, Inc. and Aventine Renewable Energy Holdings, Inc. The below presentation was used and made available at the Cowen and Company 43rd Annual Technology, Media & Telecom Conference on May 28, 2015.

1 Leading Producer and Marketer of Low - Carbon Renewable Fuels Strong Long - term Demand for Ethanol Pacific Ethanol Corporate Overview: May 2015 Differentiated Business Model & Diversified Revenue Streams

Cautionary Statements

Statements contained in this communication that refer to Pacific Ethanol's estimated or anticipated future results or other non-historical expressions of fact are forward-looking statements that reflect Pacific Ethanol's current perspective of existing trends and information as of the date of this communication. Forward looking statements generally will be accompanied by words such as "anticipate," "believe," "plan," "could," "should," "estimate," "expect," "forecast," "outlook," "guidance," "intend," "may," "might," "will," "possible," "potential," "predict," "project," or other similar words, phrases or expressions. Such forward-looking statements include, but are not limited to, the ability of Pacific Ethanol to timely and successfully execute on, and the effects of, its initiatives to improve plant efficiencies and increase yields, reduce production costs, diversify feedstock, diversify its revenue streams and generate additional revenue, produce advanced biofuels and lower the carbon intensity of ethanol produced; market conditions, including the supply of and demand for ethanol and co-products, as well as margins, commodity prices, export conditions and increasing blend rates; the timing and effects of corn oil production; statements about the benefits of the Aventine merger, including future financial and operating results, Pacific Ethanol's or Aventine's plans, objectives, expectations and intentions and the expected timing of completion of the transaction. It is important to note that Pacific Ethanol's goals and expectations are not predictions of actual performance. Actual results may differ materially from Pacific Ethanol's current expectations depending upon a number of factors affecting Pacific Ethanol's business, Aventine's business and risks associated with merger transactions. These factors include, among others, adverse economic and market conditions, including for ethanol and its co-products; raw material costs, including ethanol production input costs; changes in governmental regulations and policies; and insufficient capital resources. These factors also include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful closing of, the Aventine merger; subsequent integration of Aventine and the ability to recognize the anticipated synergies and benefits of the Aventine merger; the ability to obtain required regulatory approvals for the transaction (including the approval of antitrust authorities necessary to complete the acquisition), the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the ability to obtain the requisite Pacific Ethanol and Aventine stockholder approvals; the risk that a condition to closing the Aventine merger may not be satisfied on a timely basis or at all; the failure of the proposed transaction to close for any other reason; risks relating to the value of the Pacific Ethanol shares to be issued in the transaction; the anticipated size of the markets and continued demand for Pacific Ethanol's and Aventine's products; the impact of competitive products and pricing; the risks and uncertainties normally incident to the ethanol production and marketing industries; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; changes in generally accepted accounting principles; costs and efforts to defend or enforce intellectual property rights; successful compliance with governmental regulations applicable to Pacific Ethanol's and Aventine's facilities, products and/or businesses; changes in the laws and regulations; changes in tax laws or interpretations that could increase Pacific Ethanol's consolidated tax liabilities; the loss of key senior management or staff; and such other risks and uncertainties detailed in Pacific Ethanol's periodic public filings with the Securities and Exchange Commission, including but not limited to Pacific Ethanol's "Risk Factors" section contained in Pacific Ethanol's Form 10-Q filed with the Securities and Exchange Commission on May 11, 2015 and from time to time in Pacific Ethanol's other investor communications. Except as expressly required by law, Pacific Ethanol disclaims any intent or obligation to update or revise these forward-looking statements.

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3 3 Additional Information This communication is being made partially in respect of the proposed merger between Pacific Ethanol, Inc. and Aventine Renewable Energy Holdings, Inc. In connection with the proposed merger, Pacific Ethanol has filed with the Securities and Exchange Commission a registration statement on Form S - 4 that includes a definitive joint proxy statement of Pacific Ethanol and Aventine that also constitutes a prospectus of Pacific Ethanol. The definitive joint proxy statement/prospectus will be delivered to the stockholders of Pacific Ethanol and Aventine. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Investors and security holders may obtain free copies of the registration statement and the definitive joint proxy statement/prospectus and other documents filed with the Securities and Exchange Commission by Pacific Ethanol through the website maintained by the Securities and Exchange Commission at http://www.sec.gov . Copies of the documents filed with the Securities and Exchange Commission by Pacific Ethanol are also available free of charge on Pacific Ethanol’s internet website at www.pacificethanol.com or by contacting Pacific Ethanol’s investor relations agency, LHA, at (415) 433 - 3777. Pacific Ethanol, Aventine, their respective directors and certain of their executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Pacific Ethanol is set forth in the definitive joint proxy statement/prospectus. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the definitive joint proxy statement/prospectus filed with the above - referenced registration statement on Form S - 4. A more complete description is available in the registration statement and the definitive joint proxy statement/prospectus.

Founded in 2003 First pure play public ethanol company – NASDAQ: PEIX Four strategically located bio - refineries in the Western US with combined operating capacity of 200 MGY With production and marketing selling over 500 MGY Current feedstock: corn, sugar, milo & waste beverage products Developing cellulosic and other advanced biofuel technologies Burley, ID 60MGY Boardman, OR 40MGY Madera, CA 40MGY Stockton, CA 60MGY

5 In billions of gallons (1) Source: PEIX Renewable Fuel Standard (RFS) vs. Installed Capacity (1) Renewable Fuel Standard Breaching the blend wall Only Federal fuels policy to reduce greenhouse gas (GHG) emissions Need regulatory certainty to secure development of cellulosic ethanol projects 0 5 10 15 20 25 30 35 40 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 RFS- Conventional Biofuel RFS - Advanced Biofuel Installed Capacity Industry Production Total Demand Incl. Net Export blend ratio @ 10% blend ratio @ 15% Domestic Ethanol Demand

6 California Low - Carbon Fuel Standard The world’s first greenhouse gas standard for transportation fuels California Air Resources Board (CARB) re - adopting the Low - Carbon Fuel Standard (LCFS) with a final decision expected in the summer of 2015 Regulation requires a 10% reduction in carbon intensity by 2020 CARB evaluating extending the program through 2030 with greater carbon intensity reduction targets for the final 10 years Pacific Ethanol has a competitive advantage in meeting the growing demand for low - carbon fuels Pacific Ethanol produces among the lowest carbon intensity ethanol of any commercially available transportation fuel, and receives a premium for its fuel sold in California

7 Growing Demand: Ethanol & Co - Products Providing ongoing economic value Ethanol remains cheapest form of octane Provides consumers with important choice at the pump Ethanol in Demand in Export Markets Year - to - date exports through March totaled 234 million gallons Favorable co - product values Total exports of 11.3 million metric tons of distillers grains in 2014, representing one - third of domestic production Late 2014, China eased import restrictions for distillers grain, reopening a very lucrative market Corn oil adds $0.05 per gallon of incremental operating income

8 8 Aventine Merger Agreement Highlights On Dec. 31, 2014 Pacific Ethanol, Inc. and Aventine Renewable Energy Holdings, Inc. announced a definitive merger agreement under which Pacific Ethanol is to acquire all of the outstanding shares of Aventine in a stock - for - stock merger. Connects Destination & Origin Market Strategies, Providing Synergies in Production & Marketing Expands Marketing Reach into New Markets & Extends Co - product Mix Increases Combined Annual Production Capacity to 515 MGY with Marketing Volume to 800 MGY

9 9 Expanding Production & Marketing Advantage HQ Pacific Ethanol Plants Marketing Partner Plants Terminals Aventine Plants Situated to access markets in 48 states with ethanol production and marketing Increases marketing volume to over 800 million gallons per year Current Western US advantage Enables access to Western states, Texas and the gulf coast Enables access to Midwest, Northeastern and Southeastern states

10 10 Adding Strategic Assets Location Capacity ( MGY) Production Method Co - Products Pacific Ethanol Stockton, CA 60 Dry Mill Wet distillers grain, corn oil Madera, CA 40 Dry Mill Wet distillers grain, corn oil Burley, ID 60 Dry Mill Wet distillers grain, corn oil Columbia, OR 40 Dry Mill Wet distillers grain, corn oil under construction Aventine Pekin, IL 100 Wet Mill Dry and wet corn gluten feed , CCDS, yeast , corn germ and corn gluten meal Pekin, IL 60 Dry Mill Dry distillers grain and corn oil Aurora, NE 110 Dry Mill Dry and wet distillers grain and corn oil Aurora, NE 45 Dry Mill Dry and wet d istillers grain and corn oil 8 Facilities 515

11 11 Connecting Destination & Origin Models Linking destination model & origin model provides several benefits Spreads commodity and basis price risks across diverse markets and products enabling optimization of margin management Gains deeper market insight and engagement in all major ethanol and feed markets thereby maximizing plant pricing Affords new hedging opportunities through a greater exposure to the relatively liquid physical and paper markets in Chicago Expands scale , reducing unit costs and increasing market share Increases flexibility and optionality in feedstock procurement for Midwest and Western production facilities

12 12 Recent Industry Dynamics Growing transportation fuel demand Improving production margins Source: CME 1.00 1.50 2.00 2.50 3.00 3.50 4.00 RBOB Gasoline and Ethanol Prices (Nearby Futures) Ethanol Futures RBOB Futures

13 13 Focusing on Long - term Profitability Diversifying Revenue Installing corn oil separation technology Now producing at Madera Expect to begin production in Boardman during Q2 Increasing corn yield over time by investing in mechanical technology such as fine grinding & optimizing enzyme & chemical treatments Many additional projects in various phases of development aimed at reducing production costs Improving Plant Efficiencies

14 14 Evaluating wheat straw production at Magic Valley & implementing cogeneration in Stockton Strategy for Advanced Biofuels Running pilot program for anaerobic digestion Working to convert corn fiber into cellulosic ethanol – qualified by the EPA as a cellulosic feedstock under the RFS In development to construct facility to produce cellulosic industrial sugars Moving toward producing next - generation renewable fuels

15 15 Q1’14 Q2’14 Q3’14 Q4’14 Q1’15 Net sales $ 254,543 $ 321,144 $ 275,573 $ 256,152 $ 206,176 Gross profit (loss) 38,545 33,576 17,986 18,378 (987) SG&A 3,670 4,315 4,392 4,731 4,905 Operating income (loss) 34,875 29,261 13,594 13,647 (5,892) Fair value adjustments (35,844) 485 (4,378) 2,205 (173) Interest expense, net (4,351) (2,886) (1,133) (1,068) (1,015) Loss on extinguishments of debt — (2,363) — — — Other expense, net (227) (335) (172) (171) (129) Provision (benefit) for income taxes 3,270 7,196 3,163 1,508 (2,700) Consolidated net loss (8,817) 16,966 4,748 13,105 (4,509) Net loss to common stockholders $ (11,138) $ 15,257 $ 3,706 $ 12,199 $ (4,692) Net loss per share, diluted $ (0.69) $ 0.68 $ 0.15 $ 0.50 $ (0.19) Adjusted Net Earnings (Loss) (1) $ 24,706 $ 17,135 $ 8,084 $ 9,994 $ (4,519) Adjusted Net Earnings (Loss) per share, diluted (1) $ 1.53 $ 0.77 $ 0.33 $ 0.41 $ (0.19) Adjusted EBITDA (1) $ 35,395 $ 27,823 $ 15,454 $ 16,330 $ (2,694) Financial Overview (1) R econciling tables for Adjusted Net Earnings (Loss) and Adjusted EBITDA are available on slide 20 of the presentation (Figures below in thousands, except per share amounts) Consolidated Statements of Operations

16 16 March 31, 2015 December 31, 2014 Cash & cash equivalents $ 42,274 $ 62,084 Current assets $110,565 $139,551 Total assets $ 275,225 $ 299,502 Current liabilities $ 22,839 $ 25,447 Total liabilities $ 61,328 $ 81,520 Stockholders’ equity $213,897 $217,982 Total liabilities & stockholders’ equity $ 275,225 $ 299,502 Balance Sheet Highlights (Figures below in thousands)

17 17 Close Aventine Renewable Energy merger (expected Q2’2015) Improve efficiencies, lower the carbon intensity of ethanol produced, create new revenue streams & further advanced biofuels initiatives Growth Opportunities Integrate production & marketing supply chains

18 Appendix Thank You

19 19 Use of Non - GAAP Measures Management believes that certain financial measures not in accordance with generally accepted accounting principles (“GAAP”) are useful measures of operations . The company defines Adjusted Net Earnings (Loss) as unaudited earnings (loss ) before fair value adjustments and warrant inducements and gain (loss) on extinguishments of debt. The company defines Adjusted EBITDA as unaudited earnings (loss ) before interest, provision for income taxes, depreciation and amortization, fair value adjustments and warrant inducements and nonca sh gain (loss) on extinguishments of debt. Tables are provided at the end of this presentation that provide a reconciliation of Adjusted Net Earnings (Loss) and Adjusted EBITDA to their most directly comparable GAAP measures. Management provides these non - GAAP measures so that investors will have the same financial information that management uses, which may assist investors in prope rly assessing the company’s performance on a period - over - period basis. Adjusted Net Earnings (Loss) and Adjusted EBITDA are not measures of financial performance under GAAP, and should not be considered alternatives to net income (loss) or any other measure of performance under GAAP, or to cash flows from operating, investing or financing activities as an indicator of cash fl ows or as a measure of liquidity. Adjusted Net Earnings (Loss) and Adjusted EBITDA have limitations as analytical tools and you should not consider these measures in isolation or as a substitute for analysis of the company’s results as reported under GAAP.

20 20 * Adjusted for non - controlling interests Non - GAAP Reconciliations Q1’14 Q2’14 Q3’14 Q4’14 Q1’15 Net Income (Loss) attributed to Pacific Ethanol $ (10,826) $ 15,572 $ 4,025 $ 12,518 $ (4,380) Adjustments: Interest expense* 4,044 2,551 928 967 921 Provision (benefit) for income taxes* 3,270 7,196 3,007 1,637 (2,700) Extinguishments of debt - noncash -- -- -- -- -- Fair value adjustments & warrant inducements 35,844 (485) 4,378 (2,205) 173 Depreciation & amortization expense* 3,063 2,989 3,116 3,413 3,292 Total adjustments 46,221 12,251 11,429 3,812 1,686 Adjusted EBITDA $ 35,395 $ 27,823 $ 15,454 $ 16,330 $ (2,694) (Figures below in thousands, except per share amounts) Adjusted EBITDA Adjusted Net Earnings (Loss) Q1’14 Q2’14 Q3’14 Q4’14 Q1’15 Net income (loss) attributed to common stockholders $ (11,138) $ 15,257 $ 3,706 $ 12,199 $ (4,692) Adjustments: Fair value adjustments & warrant inducements 35,844 (485) 4,378 (2,205) 173 Extinguishments of debt -- 2,363 -- -- -- Adjusted Net Earnings (Loss) $ 24,706 $ 17,135 $ 8,084 $ 9,994 $ (4,519) Diluted shares 16,181 22,276 24,307 24,633 24,104 Adjusted Net Earnings (Loss) per share - diluted $ 1.53 $ 0.77 $ 0.33 $ (0.41) $ (0.19)